Filed by ARMOUR Residential REIT, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended.
Subject Company: Enterprise Acquisition Corp.
Commission File No.: 001-33736
SEC Registration Statement No. 333-160870

Enterprise Acquisition Corp. Announces Record Date

 for Special Meeting of Stockholders and Warrantholders

BOCA RATON, Florida, September 24, 2009 – Enterprise Acquisition Corp. (NYSE Amex, Units: “EST.U”, Common Stock: “EST,” Warrants: “EST.WS”) (“Enterprise”) announced today that is has set a record date of October 5, 2009 for the Enterprise special meetings of stockholders and warrantholders to consider and vote for the proposed business combination with ARMOUR Residential REIT, Inc. ("ARMOUR") as more fully discussed below.  Enterprise and ARMOUR currently anticipate that the special meetings will be held in late October.

Common stockholders and warrantholders of record as of October 5, 2009 (the "Record Date") will be invited to attend and to vote on, or submit a proxy to vote on, among other matters, (A) proposals for Enterprise's stockholders to approve certain amendments to Enterprise's amended and restated certificate of incorporation to allow Enterprise to complete the merger with ARMOUR Merger Corp. ("Merger Sub"), a wholly-owned subsidiary of ARMOUR; (B) a proposal for Enterprise's stockholders to approve the Agreement and Plan of Merger, dated as of July 29, 2009, as amended, among Enterprise, ARMOUR and Merger Sub, which, among other things, provides for the merger of Merger Sub with and into Enterprise described above, and (c) proposals for Enterprise's warrantholders to approve certain amendments to the warrant agreement governing the terms of Enterprise's warrants. The full meeting agenda will be detailed in the definitive proxy statement/prospectus to be mailed to all Enterprise's stockholders and Enterprise's warrantholders upon the registration statement referred to below being declared effective.

About Management

Upon consummation of the business combination, ARMOUR’s investment team will be led by Co-Chief Executive Officers Scott J. Ulm and Jeffrey J. Zimmer.  Mr. Ulm has 23 years of structured finance and debt capital markets experience, including mortgage-backed securities. Since 2005, Mr. Ulm has been Chief Executive Officer of Litchfield Capital Holdings, a structured finance manager. From 1986-2005, he held a variety of senior positions at Credit Suisse both in New York and London including Global Head of Asset-Backed securities, Head of United States and European Debt Capital Markets, and Global Co-Head of Collateralized Debt Obligations. While at Credit Suisse, Mr. Ulm was responsible for the underwriting and execution of more than $100 billion of mortgage and asset-backed securities.

Mr. Zimmer has worked in the mortgage securities market for 25 years. From September 2003 through March 2008 he was Chief Executive Officer of Bimini Capital Management, Inc., a publicly traded REIT which managed over $4 billion of agency mortgage assets, approximately $4 billion in short term repurchase liabilities, and $100 million in long term debt. Prior to 2003, he was a managing director at RBS/Greenwich Capital in the Mortgage-Backed and Asset-Backed Department where since 1990, he held various positions that included working closely with some of the nation’s largest hedge funds, mortgage banks and investment management firms on various mortgage-backed securities investments. Mr. Zimmer was employed at Drexel Burnham Lambert in the institutional mortgage-backed sales area from 1984-1990.

Enterprise Acquisition Corp.

Located in Boca Raton, Florida, Enterprise Acquisition Corp. (www.enterpriseacq.com) is a blank check company formed for effecting a merger, capital stock exchange, asset acquisition or other similar business combination with one or more operating businesses. The prospective target is not limited to a particular industry.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Enterprise, ARMOUR and their combined business after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Enterprise's and ARMOUR's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Enterprise stockholders to approve the merger agreement and the transactions contemplated thereby; the number and percentage of Enterprise's stockholders voting against the acquisition and electing conversion rights; changing interpretations of generally accepted accounting principles; continued compliance with government regulations; legislation or regulatory environments; cyclical business trends; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Enterprise's filings with the Securities and Exchange Commission ("SEC"). The information set forth herein should be read in light of such risks. Neither Enterprise nor ARMOUR assumes any obligation to update the information contained in this press release.

Enterprise and ARMOUR caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Enterprise and ARMOUR's filings with the SEC. All subsequent written and oral forward-looking statements concerning Enterprise and ARMOUR, the merger, the related transactions or other matters and attributable to Enterprise and ARMOUR or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Enterprise and ARMOUR caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Enterprise and ARMOUR do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination involving Enterprise and ARMOUR. In connection with the proposed transaction, Enterprise has filed a Proxy Statement with the Securities and Exchange Commission and ARMOUR has filed Amendment No. 1 to the Registration Statement on Form S-4 with the SEC on September 4, 2009, in each case, that contains a preliminary Proxy Statement/Prospectus. The definitive Proxy Statement/Prospectus will be mailed to stockholders and warrantholders of Enterprise as of the record date of October 5, 2009. INVESTORS AND SECURITY HOLDERS OF ENTERPRISE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Enterprise and ARMOUR through the website maintained by the SEC at www.sec.gov. Free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Enterprise Acquisition Corp., 6800 Broken Sound Parkway, Boca Raton, Florida 33487 Attention: Investor Relations.

Participants in Solicitation

Enterprise and ARMOUR and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Enterprise’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on March 16, 2009, and information regarding ARMOUR’s directors and executive officers will be available in the definitive Proxy Statement/Prospectus to be filed with the SEC by Enterprise and ARMOUR when it becomes available. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

Investor Contact

Ezra Shashoua

Chief Financial Officer

Enterprise Acquisition Corp.

(561) 988-1700

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